NOL

[redacted]

08002977

RECEIVED

2008 JUN -2 P 1:43

FICE OF INTERNATIONAL
CORPORATE FINANCE

26 May 2008

By Courier

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement in relation to the NOL Operating Performance for Period 4, 2008. Attached is a copy of the announcement for your attention, please.

Yours faithfully

PROCESSED
JUN 04 2008
THOMSON REUTERS

Marjorie Wee (Ms)
Company Secretary

Enc

/cl

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Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2008\Letter to SEC (Elliott Staffin) (P4, 2008) - 26May08.doc

APL APL Logistics

Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	26-May-2008 17:16:30
Announcement No.	00065

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	NOL OPERATING PERFORMANCE FOR PERIOD 4, 2008
Description	Attached is the operating performance for the 4 weeks (Period 4) from 5 April 2008 to 2 May 2008.
Attachments:	NOL_Operating_Performance_for_P4_2008.pdf Total size = **32K** (2048K size limit recommended)

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Monthly Operational Update (Unaudited)

Neptune Orient Lines Ltd
456 Alexandra Road, NOL Building
Singapore 119962
Company registration number :
196800632D

26 May 2008

NOL's container shipping operating performance for the 4 weeks (Period 4) from 5 April 2008 to 2 May 2008 are as follows:

	Period 4, 2008	Period 4, 2007	% Change		YTD 2008	YTD 2007	% Change
Container Shipping							
a) Volume (FEU)	203,000	177,500	14		865,900	759,600	14
b) Average Revenue Per FEU (US$/FEU)	2,940	2,606	13		2,935	2,554	15

For the four weeks of P4, 2008, container shipping volumes increased 14% while average revenue per FEU (Forty-foot Equivalent Unit) increased 13% over the same period last year.

P4 YTD, 2008 container shipping volumes increased 14% while average revenue per FEU showed a 15% improvement over P4 YTD, 2007.

Note : Period 1 and Period 12 comprise 6 weeks per period while Periods 2 to 11 comprise 4 weeks per period.

APL Average Revenue per FEU (updated as at Period 4, 2008)

APL Average Revenue per FEU (2005-2008)


US$/FEU
3,000
2,800
2,600
2,400
P1 05
P2 05
P3 05
P4 05
P5 05
P6 05
P7 05
P8 05
P9 05
P10 05
P11 05
P12 05
P1 06
P2 06
P3 06
P4 06
P5 06
P6 06
P7 06
P8 06
P9 06
P10 06
P11 06
P12 06
P1 07
P2 07
P3 07
P4 07
P5 07
P6 07
P7 07
P8 07
P9 07
P10 07
P11 07
P12 07
P1 08
P2 08
P3 08
P4 08
Period 4, 2008
Y-o-Y : +13%
Period

END